

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 19, 2008

Mr. Paul Parisotto
President and Chief Executive Officer
Blacksands Petroleum, Inc.
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Canada

> **Re: Blacksands Petroleum, Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2007**
> **Filed January 29, 2008**
> **Form 10-Q for Quarterly Period Ended January 31, 2008**
> **Filed March 24, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated August 18, 2008**
> **Form 10-Q for Quarterly Period July 31, 2008**
> **Filed September 15, 2008**
> **File No. 000-51427**

Dear Mr. Parisotto:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in either the 10-KSB filed on January 29, 2008 or the 10-Q filed on September 15, 2008.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

1.   Please provide us with your proposed disclosure summarizing the financial terms, sharing of costs and the allocation of profits of your joint venture agreement with the BRDCC.

Report of Independent Registered Public Accounting Firm, page 28

2.   We note you provided a modified audit report in response to our prior comment
        number three from our letter dated July 8, 2008, in which your auditor has made
        reference to their reliance on the report and work performed by other auditors.
        We note a portion of your auditor's opinion is based "thoroughly" on the report of
        the other auditors. Paragraph 13 of AU Section 508 contemplates a division of
        responsibility in which your primary auditor's opinion is based "solely" on the
        work of the predecessor auditor. A "thorough" amount of reliance is not
        contemplated in AU 508 and therefore it is unclear what amount of a separation
        of responsibility is implied by your auditor's report. If your auditor intends to
        make reference to the report and audit of another auditor, as contemplated by
        paragraphs 10 and 11 of AU Section 543, please obtain an audit report that
        conforms to the guidance of paragraph 13 of AU Section 508.

3.   Please confirm that your amended filing of your Form 10-KSB will include the
        report dated January 30, 2006 which your principal auditors have referenced in
        their report. Refer to Article 2-05 of Regulation S-X.

Consolidated Statement of Operations, page 30

4.   We note from your response to our prior comment number four that the net loss
        used in the numerator of your calculation of basic and diluted net loss per
        common share was $1,718,165 and $2,040,743 for the fiscal year ended October
        31, 2007 and the period from inception to October 31, 2007, respectively. We
        also note from your response letter dated May 15, 2008 that the weighted average
        shares outstanding used in calculating your basic and diluted net loss per common
        share was 45,347,851 and 51,879,450 for the fiscal year ended October 31, 2007
        and the period from inception to October 31, 2007, respectively. When
        recalculated using these amounts, it appears that your basic and diluted loss per
        common share is $0.04 for both the fiscal year ended October 31, 2007 and the
        period from inception to October 31, 2007. Please reconcile these amounts with
        the amounts disclosed in your consolidated statement of operations of $0.03 for
        both periods. Please tell us the nature and cause of the difference.

Footnote 3 – Oil and Gas Property Costs, page 38

5.   We note in your response to our prior comment number five you state that the
        $261,656 represents the minority interest in your capital contribution made to
        Access Energy in the period subsequent to its acquisition, which you have
        recognized as part of the acquisition cost in the form of contingent consideration.

Based on the terms of paragraph 5.1.3 of your Unanimous Shareholder Agreement (filed as exhibit 10.17 to your 8-K filed August 8, 2007), it does not appear that your additional capital contributions to fund the budgetary deficits of Access Energy result in any additional transfer of consideration to the selling interests or contingent consideration resulting from the purchase of Access Energy. Instead, it appears that these additional capital contributions to fund the budgetary deficits of Access Energy relate to the financing of the ongoing operations of the subsidiary subsequent to its acquisition. Thusly, the terms of paragraph 5.1.3 appear to result in an equity ownership allocation in which you are 100% responsible for funding the budgetary deficits of Access Energy, and only a 75% beneficiary in the surpluses (at least until such time as Access Energy's internal capital resources are sufficient to fund the Annual Plan, as per the Unanimous Shareholder Agreement). As such, we are not in a position to agree that capital contributed to fund the operations of your subsidiary subsequent to its acquisition, whether contractual or otherwise, represent either costs to acquire the entity or assets within the purchase price allocation at the time of the acquisition. Accordingly, please modify your financial statements and related disclosures, or provide additional information that supports your current presentation.

6.   In your response to our prior comment number six, you make reference to amounts paid in connection with an Impact Benefit Agreement ("IBA") with the Buffalo River Dene Nation ("BRDN") which relate to payments to the BRDN made over the IBA's 20-year life "to continue to receive the benefit of surface rights to the A-10 Project." We also note you reference amounts paid for "reimbursable expenses and non-recoverable goods and services tax." Of the $454,301 you have capitalized as oil and gas property acquisition costs from August 3, 2007 to October 31, 2007, please tell us the amount related to payments made to continue to receive the benefit of surface rights, versus the amount paid for reimbursable expenses, non-recoverable goods and services tax.

Pursuant to paragraph 18 of FAS 19, "costs of carrying and retaining undeveloped properties… shall be charged to expense when incurred." In relation to the portion of the $454,301 related to amounts paid "to continue to receive the benefit of surface rights to the A-10 Project," please modify your recognition of these costs to conform with the guidance of paragraph 18 of FAS 19, or tell us why you believe this guidance is not applicable.

In relation to the portion of the $454,301 related to amounts paid for "reimbursable expenses and non-recoverable goods and services tax," please tell us the specific nature of these amounts and why you believe they are acquisition costs pursuant to paragraph 15 of FAS 19.

7.   In your response to our prior comment number six, we note a portion of the "reimbursable expenses and non-recoverable goods and services tax… [were] not known [to you] at the time of the acquisition." Given that these contingencies resulted from the IBA which existed before the consummation of your acquisition of Access Energy, please tell us whether a liability for these amounts was recognized in your Access Energy purchase price allocation. In your response, please apply the guidance for recognizing preacquisition contingencies pursuant to paragraph 40 and 41 of FAS 141. Please also tell us what date you have determined to be the end of your allocation period, as defined in Appendix F of FAS 141.

8.   We note in your response to our prior comment number seven you identify the "exchange adjustments" in the amount of $247,923 as a translation adjustment resulting from the impact of changes in exchange rates on the Canadian dollar-denominated assets. Please expand your disclosure within your financial statements to include sufficient information of this amount so as to make clear what this amount represents and how it was accounted-for. In responding to this comment, please include a sample of your proposed expanded disclosure.

Footnote 11 – Acquisition of Access Energy Inc. ("Access"), page 43

9.   In response to our prior comment number 11, we note your assertion that these warrants were issued in contemplation of a separate project that was unrelated to your acquisition of Access Energy. Please update your disclosure in this footnote and throughout your filing to disclose this fact. Also, please expand your disclosure to discuss the nature of the warrant grant, the circumstances under which they were issued, the terms for vesting, and your assertion that you believe it unlikely that any of the warrants will vest and how that has resulted in no expense recognition in association with their issuance. Refer to paragraphs 65, A240(a) and A242 of FAS 123(R). In responding to this comment, please provide us with a sample of your proposed disclosure modifications.

         We also note in your response that you reference FAS 141 as guidance for your conclusions regarding recognition of the warrants. Please also note that since you assert these warrants were not issued in consideration of a business combination, the warrant grant is not within the scope of FAS 141. Please confirm to us whether you have considered the applicability of EITF 96-18 and whether you have determined that this warrant grant is within the scope of that guidance. If applicable, please also tell how the application of EITF 96-18 has been reflected in your financial statements.

Form 10-Q for the Quarterly Period Ended July 31, 2008

Item 1 – Financial Statements

Footnote 6 – Stocks and Warrants, page 13

10.   We note you disclose that on February 15, 2008 the Board of Directors approved a revised stock option plan which remains subject to regulatory and shareholder approval. Please expand your disclosure to indicate when you intend to submit that plan for shareholder approval. Please provide us a sample of your expanded disclosure. Please also tell us what regulatory approvals are pending.

Footnote 11 – Subsequent Event, page 15

11.   In light of your disclosure, please tell us whether you have assessed the carrying value of your unproved oil and gas property costs for impairment. In your response to this comment, please tell us the process you employed for performing the assessment and the results thereof. If you have not yet assessed impairment, please tell us when you intend to perform your periodic assessment. Refer to paragraph 38 of FAS 19.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief